EXHIBIT (a)(18)

ATTENTION DIME STOCKHOLDERS:

DON'T LET NORTH FORK PICK YOUR POCKET!


On March 15th, North Fork officially began its hostile acquisition offer to buy your shares of Dime stock. Dime's board of directors has unanimously rejected that offer as inadequate, unachievable and not in the best interests of Dime stockholders.

North Fork has distorted disclosure by failing to tell you about key factors that could affect the value of your investment should their offer proceed.

Here's what North Fork hasn't told you:

North Fork's offer will significantly dilute your earnings per share.
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The equivalent 2001 earnings per share you would receive as a result of the
North Fork offer is 14% lower than what is estimated Dime will earn in that year. In fact, we believe this dilution would be even greater because of North Fork's unrealistic cost savings assumptions and the effect of the convertible securities North Fork issued to FleetBoston. That takes money directly out of your pocket.

North Fork's offer is priced far below comparable acquisitions of other banks.
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The offer represents only 7.5 times estimates of Dime's earnings for 2000. North
Fork paid an average of 17.8 times earnings in its last two acquisitions, and other recent comparable transactions have averaged 23.8 times earnings. Why did they pay stockholders of other banks more than twice the multiple they are offering you?

North Fork's offer destroys value for Dime stockholders.
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The offer would divert significant value to parties other than you, Dime's stockholders. Consider this: North Fork's sweetheart deal to issue warrants and to sell 17 Dime branches to FleetBoston at less than market price, North Fork's proposed $50 million break-up fee to Hudson United, and an extra after-tax restructuring charge would divert value to someone else's pockets and squander the value of your investment.

Don't Let North Fork Pick Your Pocket!

Reject North Fork's offer by not tendering your shares.

If you have questions, please call Innisfree M&A Incorporated toll-free 1-888-750-5834.


Investors are urged to read Dime and Hudson's proxy statement/prospectus, and any amendments or supplements when they become available, as well as any solicitation/recommendation statement that may be filed by Dime, because they contain important information. Each of these documents has been or will be filed with the SEC and investors may obtain a free copy of them at the SEC's Internet web site at www.sec.gov. These documents may also be obtained for free from Dime by directing such request to: Dime Bancorp, Inc., Investor Relations Dept., 589 Fifth Avenue, New York, New York, telephone: (212) 326-6170, or Innisfree M&A Incorporated at 1-888-750-5834.

Dime, its directors and executive officers and certain other persons may be deemed "participants" in any solicitation of proxies from Dime stockholders. Information regarding the participants in any solicitation is contained in a statement on Schedule 14A filed by Dime with the SEC on March 22, 2000.


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